FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002

ART Advanced Research Technologies Inc.
(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐:

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press release dated May 16, 2002 relating to the announcement of clinical studies with McGill University Health Centre.

News release
For immediate publication

ART ANNOUNCES CLINICAL STUDY WITH MCGILL UNIVERSITY HEALTH CENTRE

SAINT-LAURENT, Canada, May 16, 2002 - ART Advanced Research Technologies Inc. (ART) (TSE "ARA"), a leading developer of optical and infrared imaging technologies for the detection of anomalies in the medical sector and the electronics industry and the McGill University Health Centre (MUHC), one of the largest university teaching hospitals in Canada, are pleased to announce the start of a new clinical study for ART's SoftScan® optical breast imaging device. Imaging of study volunteers will begin next week and will be completed over the next three months.

ART has received formal approvals - from both Health Canada and the MUHC, Royal Victoria Hospital, Research Ethics Board - to go forward and start this clinical study. The objective is to validate and optimize patient positioning and the most recent configuration modifications made to the SoftScan® device.

"ART is very pleased to be collaborating with the MUHC and its new state-of-the-art Cedars Breast Clinic" stated Serge Huot, President and CEO of ART. "Dr. David M. Fleiszer, Co-Director of the MUHC Cedars Breast Clinic, will be acting as principal investigator of this first clinical collaboration between the MUHC and ART. The SoftScan® breast imaging device is an innovative device intended for the detection and diagnosis of breast cancer and we are proud to be associated with this new comprehensive rapid-service breast clinic focused on providing the best in patient care " added Mr. Huot.

"Our objective is to constantly improve patient care and to provide the best quality medical diagnostic tools" commented Dr. Fleiszer. "Our participation in this clinical study is an opportunity for the Clinic to contribute to the development of use leading-edge technologies and be at the forefront of new medical breakthroughs. If the SoftScan® device is validated, it could become an important addition to the tools we use in diagnosing breast disease."

About MUHC Cedars Breast Clinic

The new Cedars Breast Clinic is located at the Royal Victoria Hospital, part of the McGill University Health Centre. Staffed by a multi-disciplinary team of nurses, technologists, radiologists and breast surgeons, the Cedars Breast Clinic is also supported by a team of dedicated volunteers, many of whom are breast cancer survivors, available to accompany patients during and after the treatment phase. A patient resource library and education program have been created to increase public awareness of the importance of early diagnosis and to inform patients of treatment options. The Cedars Breast Clinic is ready to welcome as many as 20,000 patients per year who may undergo a mammography, needle aspiration and biopsy, as well as breast ultrasound in a single visit. For more information about the MUHC, go to www.muhc.mcgill.ca.

About SoftScan®

ART's SoftScan® optical breast imaging device produces a functional image that can depict blood volumes and blood oxygen content simultaneously. With this combination of images, the SoftScan® device may permit the detection of anomalies in the breast that previously went undetected and may, in turn, be better able to determine whether a tumor is malignant or benign.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical and infrared imaging technologies used in the detection of anomalies in the medical sector and the electronics industry. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast anomalies. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast lesions without the adverse consequences associated with traditional technology. SoftScan® uses the time domain technique in optical imaging, which generates the most information possible about tissue. ART is also currently commercializing its ISIS® products, which are based on infrared verification imaging technology, and are used to detect defects in printed circuit board assemblies. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSE: "ARA"). For more information about ART go to www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

-30-

INFORMATION

ART Advanced Research Technologies Inc.
Jacques Bédard (jbedard@art.ca)
Senior Vice President, Corporate Services & CFO
Nadia Martel (nmartel@art.ca)
Vice President & General Counsel
(514) 832-0777

McGill University Health Centre
Christine Zeindler (Christine.zeindler@muhc.mcgill.ca)
Communications Coordinator (Research)
MUHC Communications Services
(514) 934-1934 ext. 36419
pager: (514) 406-1577

Toronto
BenchMark Porter Novelli
Ashley Hennessy(ahennessy@bmporternovelli.com)
Kathleen Vollrath (kvollrath@bmporternovelli.com)
(416) 423-6605
Montréal
Simard Hamel Communications
Josée-Michelle Simard
(josee-michelle.simard@shc.ca)
(514) 287-9811

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH
TECHNOLOGIES INC.
(Registrant)

By: /s/ Nadia Martel
Name: Nadia Martel
Title: Vice President and General Counsel

Dated: June 1st, 2002